U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2000.

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (Address of principal executive offices.)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F _____                 Form 40-F __X__.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes _____                       No __X__.

     If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                ABITIBI CONSOLIDATED, INC.



                                                      /s/ John Weaver
March 23, 2000                                  --------------------------------
                                                By:   John Weaver
                                                Its:  President and
                                                      Chief Executive Officer

                           ABITIBI-CONSOLIDATED INC.

                             MATERIAL CHANGE REPORT

1.   Reporting Issuer

     Abitibi-Consolidated Inc.
     1155 Metcalfe Street
     Suite 800
     Montreal, Quebec
     H3B 5H2

2.   Date of Material Change

     March 17, 2000

3.   Press Release

     A press release was issued on March 17, 2000 from Montreal, Quebec by the Company.

4.   Summary of Material Change See press release attached.

5.   Full Description of Material Change

     See press release attached.

6.   Confidentiality

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Senior Officer

     Any enquiries with respect to the transactions described in this material change report should be made to Louis Veronneau, Managing Counsel, at (514) 394-4656.

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.

     DATED at Montreal, Quebec this 21st day of March, 2000.



                                        [SIGNED: Jacques P. Vachon]
                                        ----------------------------------------
                                        JACQUES P. VACHON
                                        SENIOR VICE-PRESIDENT AND SECRETARY

[LOGO] ABITIBI
       CONSOLIDATED

                                                                    News Release

                                                           SYMBOL AND EXCHANGES:
                                                                     A (Toronto)
                                                                  ABY (New York)
                                                                  www.abicon.com

            ABITIBI-CONSOLIDATED EXTENDS ITS OFFERS FOR DONOHUE INC.

MONTREAL, QUEBEC, March 17, 2000 - Abitibi-Consolidated Inc. announced today that it has extended its offers to purchase all of the outstanding Class A Subordinate Voting Shares and Class B Shares of Donohue Inc. until 9:00 a.m. (Montreal time) on April 18, 2000. In all other respects, the offers are unamended.

Under its agreement with each of Donohue Inc. and Quebecor Inc., Abitibi-Consolidated has agreed to extend its offers if any required regulatory approvals have not been obtained or statutory waiting periods have not expired. As the applicable statutory waiting period under both the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Competition Act (Canada) will not expire until April 12, 2000, the board of directors has determined to extend its offers to a date just beyond the expiry of these statutory waiting periods.

Abitibi-Consolidated also announced today that it has determined not to put its recently adopted shareholder rights plan before shareholders for confirmation at its forthcoming annual meeting scheduled to be held on April 27, 2000. As the record date (March 20, 2000) for the Abitibi-Consolidated meeting pre-dates the current expiry time of its offers (April 18, 2000), former Donohue shareholders will not be entitled to vote on the Rights Plan as Abitibi-Consolidated shareholders. Abitibi-Consolidated has thus determined not to put the Rights Plan before shareholders for confirmation at the April 27, 2000 meeting. As a result, in accordance with the terms of the Rights Plan and the rules and policies of the Toronto Stock Exchange, the Rights Plan will expire on May 8, 2000.

Following the combination, the new Abitibi-Consolidated will have ownership interests in 29 paper mills in Canada, the U.S., the U.K. and Asia (including its one-third interest in the Pan Asia Paper Company) and in 24 sawmills and a very profitable market pulp mill. The company will market 6.3 million tonnes of newsprint, 1.8 million tonnes of value-added papers, 444,000 tonnes of high-quality market pulp, and 2.2 billion board feet of lumber.

Donohue is a major Canadian integrated forest products company engaged in forest management to ensure its fiber supply, and in the manufacture and sale of newsprint, specialty papers, market pulp and wood products. Donohue is the third largest newsprint producer in North America and fourth in the world. Its mills are located in Quebec, Ontario, British Columbia and Texas.

Abitibi-Consolidated is a leading global manufacturer and marketer of newsprint and value-added papers, operating 18 mills in North America and the United Kingdom. Together with its Asian alliance - Pan Asia Paper Company - with four mills in South Korea, Thailand and China, Abitibi-Consolidated supplies product to customers in more than fifty countries. The company's vision is to be the world's preferred marketer and manufacturer of papers for communication.

                                     - 30 -

Contacts:

Denis Leclerc                           Michael Lamanna
Manager, Public Affairs                 Manager, Investor Relations
(514) 394-3601                          (514) 394-3254

The full text of Abitibi-Consolidated's Offers to Purchase, Circular and Notice of Extension, and Donohue's Directors' Circular can be found on the companies' web-sites: www.abicon.com and www.donohue.ca.

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FORWARD LOOKING STATEMENTS

This disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the company and Donohue and their subsidiaries currently do business; industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's business; increased competition; the lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; fluctuation in foreign exchange or interest rates; stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof; and obtaining required approvals of regulatory authorities. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.
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U.S. SECURITIES AND EXCHANGE COMMISSION FILING

Abitibi-Consolidated filed a registration statement on Form F-8 with the U.S. Securities and Exchange Commission in connection with the proposed tender offer, including an offer to purchase, a related letter of transmittal and other offer documents. The offer to purchase contains important information which investors should read carefully before they make any decision with respect to the offer. The registration statement including the offer to purchase, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission, are available for free at the Securities and Exchange Commission's web site at www.sec.gov. In addition, the offer to purchase, the related letter of transmittal and certain other offer documents will be made available to investors at no expense to them by calling or writing to the Media contacts referred to on this news release.
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